

Mail Stop 3561

April 28, 2010

Mr. Irwin J. Kirz
President
American Smooth Wave Ventures, Inc.
49590 Palo Verde Road
Morongo Valley, CA 92256

>   **Re: American Smooth Wave Ventures, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed January 19, 2010**
>   **File No. 333-152849**

Dear Mr. Kirz:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief